ROPES & GRAY LLP
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August 11, 2005	Michael T. Cappucci (617) 951-7418
mcappucci@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max A. Webb/Rolaine Bancroft – Legal

                  Cari Kerr/Michael Fay – Accounting

Re:	SEC Comment Letter dated August 3, 2005
Loews Cineplex Entertainment Corporation
Registration Statement on Form S-4 (File No. 333-124111)

Ladies and Gentlemen:

On behalf of Loews Cineplex Entertainment Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 4 (including certain exhibits) to the above-referenced Registration Statement on Form S-4. A copy of this Amendment to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This Amendment revises Amendment No. 3 to the above referenced Registration Statement in response to the comments that Rolaine Bancroft conveyed to me orally in our telephone conversation of August 10, 2005.

For reference purposes, your comments as reflected in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Exhibit 5.6

3.	Please provide a supplemental explanation for the necessity of qualifications D, E and G, and, if material, address the risk associated with G in the body of the prospectus.

Response:

The explanations for qualifications D, E and G are as follows:

Paragraph D

Paragraph D is included because Section 591 of the Michigan Savings and Loan Act of 1980 (MCL § 491.1126) provides that (1) a “foreign association shall not be permitted to transact business in [Michigan] unless this act is fully complied with” and (2) “[c]ontracts made by a foreign association while in default are void”. Thus, if either the Trustee or a Representative is a foreign savings and loan association, savings association or savings bank that is required to obtain a certificate of authority to transact business in Michigan under the Michigan Savings and Loan Act of 1980 and if the Trustee or Representative does not hold such a certificate of authority, then the Michigan statute provides that any contract made by the Trustee or a Representative is “void.”

If that were the case, then the obligations of the Trustee or Representative in connection with the Exchange Offer would not be enforceable, and this might, in turn, affect the legality, validity and enforceability of the obligations of the Guarantor under the Exchange Guarantee.

Paragraph E

Section 1105 of the Michigan Banking Code of 1999 (MCL § 487.1105) provides that, except for acting as an escrow agent, only individuals and certain types of entities may act as fiduciaries in Michigan. Paragraph E lists the entities that Section 1105 permits to act as fiduciaries in Michigan.

As noted in Paragraph E, we believe that if the Trustee and the Representatives act as fiduciaries in Michigan without being permitted to do so by Section 1105, then that would not cause the Indenture to be invalid or unenforceable. We cannot, however, exclude the possibility that a party to the Indenture could obtain an injunction against the Trustee’s or the Representative’s continuing to act as fiduciaries under the Indenture, including acting to enforce the Exchange Guarantee. This could be viewed as limiting the enforceability of the Exchange Guarantee, at least unless and until the Trustee or Representative was replaced by an individual or a corporation that is permitted to act as a fiduciary in Michigan.

Paragraph G

As indicated in Paragraph G, we believe that there is no limit on the rate of interest that a corporation may agree in writing to pay. The Michigan Attorney General, however, has opined that a corporation may not pay interest at a rate exceeding 25% per annum simple interest. Accordingly, the matter cannot be said to be entirely free from doubt, and the courts might hold that there is a 25% limit on the interest rate that a corporation may pay.

Thus, if any obligation of the Guarantor under the Exchange Guarantee were to bear interest at a rate greater than 25% per annum, then that would be a limitation upon the enforceability of the Exchange Guarantee.

Exhibit 5.8

1.	Please delete the phrase “in our experience” in the first sentence of the last full paragraph on page 2.

Response:	The supporting legal opinion has been revised to reflect the requested change.

We hope that the foregoing has been responsive to the staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7418.

Very truly yours,

/s/ Michael T. Cappucci
Michael T. Cappucci, Esq.

Attachments

cc:	John J. Walker
Michael Politi, Esq.
Bryan Berndt
Jane D. Goldstein, Esq.
William M. Shields, Esq.